[redacted]

05011490

21 September 2005 Date

+46 8 6147852 Tel
+46 8 6148770 Fax
+46 706079269 Mobile

By fax (+1

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Attention: Division of International Corporate Finance

Re: Rule 12g3-2(b) submission by Nordea AB (publ) – File No. 082-04184

Ladies and Gentlemen:

Please find enclosed the following document that is being furnished pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"):

Press releases: Nordea's holdings of own shares now under 5 per cent

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

If you have any questions or comments or require further information, please contact the undersigned or, in my absence, Johan Ekwall telephone: 46-8-6147852.

Respectfully submitted

Nordea Bank AB (publ)

Claes Nordqvist

dlw 9/27

Nordea

Press release

FLAGGING:

Nordea's holdings of own shares now under 5 per cent

The Annual General Meeting of Nordea Bank AB (publ) decided on 8 April 2005 that the company's share capital would be reduced by 55,548,131.94 euro. The reduction of the share capital should be made through retirement without repayment of 140,159,800 repurchased shares. On 19 September Bolagsverket, the Swedish Companies Registration Office, registered the reduction after which the company's share capital amounts to 1,072,569,610.46 euro.

After the reduction, the Group's total holding of own shares amounts to 71,430,041 shares representing 2.64 per cent of the share capital and number of votes in the company.

The previous Nordea flagging announcement was issued on 8 March 2005 under Danish regulations in respect of a holding of 177,377,618 shares corresponding to more than 6 per cent of the share capital and number of votes in the company.

The Board has a mandate from the AGM of 2005 until the next AGM in 2006 to decide on the acquisition of Nordea shares on the stock exchange up to a maximum of 10 per cent of all shares in the company.

This flagging announcement is prepared according to Swedish regulations.

Nordea Bank AB (publ)

For further information:
Arne Liljedahl, Group CFO and Executive Vice President, +46 8 614 7996
Johan Ekwall, Head of Investor Relations, +46 8 614 7852

Nordea Bank AB (publ)
Corporate registration No. 516406-0120
SE-105 71 Stockholm